Axiall Corporation

Eagle Spinco Inc.

1000 Abernathy Road, NE, Suite 1200

Atlanta, Georgia 30328

May 27, 2014

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C.  20549
Attn:  Ms. Sherry Haywood

Re:	Axiall Corporation
Eagle Spinco Inc.
Registration Statement on Form S-4
Registration Number 333-194802

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Axiall Corporation and Eagle Spinco Inc. (the “Companies”) hereby respectfully request that the effective time of the above-referenced Registration Statement be accelerated to 5:00 p.m., Washington, D.C. time, on May 29, 2014, or as soon thereafter as practicable.

The Companies hereby confirm that each is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the registration of the securities specified in the above-referenced Registration Statement, and the Companies hereby acknowledge that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve either of the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                          the Companies may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm that the Registration Statement has been declared effective by telephoning Joel T. May of Jones Day, counsel to the Company, at (404) 581-8967, or by e-mailing him at jtmay@jonesday.com.

Thank you for your attention to this matter.

Very truly yours,

Axiall Corporation

		By:	/s/ Timothy Mann, Jr.
Timothy Mann, Jr.
Executive Vice President, General Counsel
and Secretary

Eagle Spinco Inc.

		By:	/s/ Timothy Mann, Jr.
Timothy Mann, Jr.
Secretary
cc:	Joel T. May, Jones Day